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December 14, 2006

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc.—Form 10-SB Amendment No. 2

Dear Mr. Owings:

        The purpose of this letter is to respond to your letter of November 30, 2006 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 2 to Form 10-SB (the "Revised Form 10-SB"). We previously filed Amendment No. 1, but the purpose of that amendment was only to file two exhibits, along with a confidential treatment request as to one exhibit.

General

1.
Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on November 2, 2006, your filing will become effective on January 1, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:

        We understand the procedures for effectiveness of the Form 10-SB. It is our intention to clear all comments as soon as possible.

Part I

Item 1. Description of Business, page 3

2.
We note your discussion of the distributed generation of electricity, your target markets and the advantages of your services. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, please file a consent from the source.

Response:

        We will supply the information requested shortly.

3.
Please explain in terms understandable by a lay reader how your cogeneration systems work to generate both electricity and heat or cooling.

Response:

        We have added the following paragraph as the first paragraph under Item 1—The Role of Distributed Generation in the Revised Form 10-SB.

  Distributed generation (DG) or cogeneration is the production of two sources or two types of energy (electricity or cooling and heat) from a single energy source (natural gas). We use technology that utilizes a low-cost, mass-produced, internal combustion engine, used primarily in light trucks and sport utility vehicles (i.e., a General Motors engine) that is modified to run on natural gas. The engine spins either a standard generator to produce electricity, or a conventional compressor to produce cooling. For heating, since the working engine generates heat, we capture the byproduct heat with a heat exchanger and utilize the heat for facility applications in the form of space heating and hot water for buildings or industrial facilities. This process is very similar to an automobile, where the engine provides the motion to the automobile and the byproduct heat is used to keep the passengers warm during the winter months. For refrigeration or cooling, standard available equipment uses an electric motor to spin a conventional compressor to make cooling. We replace the electric motor with the same modified engine that runs on natural gas to spin the compressor to run a refrigeration cycle and make cooling.

4.
Please indicate whether and, if so, when your system would need to be connected to a public utility.

Response:

        We have added the following paragraph as the 3rd paragraph under Item 1—The Role of Distributed Generation in the Revised Form 10-SB.

  In most cases our equipment runs parallel to the electric utility grid and requires standard interconnection approval from the local utility. On occasion, we may become independent from the electric utility grid and require no connection to the grid through an alternate power source such as an internal combustion engine (generator).

5.
Please explain whether a user, such as an apartment or hospital, could switch from using your system to using the public utility if utility rates change or for other reasons.

Response:

        We have added the following paragraph as the 4th paragraph under Item 1—The Role of Distributed Generation in the Revised Form 10-SB.

  Most of the electricity our customers utilize is supplied by their local electric utility. We only supply a portion of the total electricity needed by the customer and our pricing is indexed to the price of their electric utility. We offer our customers a rate that is below, or at the rate of the local electric utility. Our customers are contractually bound and cannot switch from using our system to using the public utility grid only, for the energy we supply.

6.
We note your discussion on page 5 of the advantages of your on-site distributed generation of multiple energy services, compared with traditional centralized generation and distribution of electricity alone. Please also discuss what some may perceive as disadvantages, if any, of your system.

Response:

        We have added the following paragraph as the next-to-last paragraph under Item 1—The Role of Distributed Generation in the Revised Form 10-SB.

  The disadvantages of the company's on-site distributed generation are:

  •
  Cogeneration is a mechanical process and our equipment is susceptible to downtime or failure.

  •
  The base-rate of an electric utility is determined by a certain number of subscribers. Distributed generation at a significant scale will reduce the number of subscribers and therefore it may increase the base-rate for the electric utility for its customer base.

  •
  By committing to our long-term agreements, a customer may be forfeiting the opportunity to use more efficient technology that may become available in the future.
7.
We note your reference to recovered heat in the last paragraph on page 8. Please clarify this paragraph by explaining how heat is recovered and used in your system.

Response:

        We have added the following clarifying language in the cited paragraph. With the more complete description of how our systems function added as described above, this should now be sufficiently clear.

  ...the recovered heat generated by the internal combustion engine in our on-site DG system...

8.
If you are presently contemplating or negotiating any acquisitions, please discuss.

Response:

        We are currently not contemplating or negotiating any acquisitions.

Cautionary Note Regarding Forward-Looking Statements, page 11

9.
We note your statement in the second paragraph that you "undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events." Please confirm to us that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. Please refer to Item 10(d)(3) of Regulation S-B.

Response:

        We confirm to you that we are aware of our responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding our financial condition, and that this responsibility may extend to situations where our management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

Risk Factors, page 12

10.
Several of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption to the third risk factor on page 13 states that your business depends upon an expanding network of skilled technical support personnel, but does not concisely state the risk to your business if you are unable to recruit, train, motivate, sub-contract and retain such personnel in each of the regional markets where you operate. The caption to the second risk factor on page 14 states that you are controlled by a small group of majority shareholders, but neither the caption nor the text explains the risk of such control. Further, stating that a particular risk may "adversely affect" or "significantly harm" your business does not adequately address the potential consequences should the risk factor occur. Please generally review your risk factor captions and text to ensure you express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.

Response:

        We have revised the risk factors as requested in the Revised Form 10-SB.

11.
Please eliminate language from your risk factors that mitigates the risk. For example, in the first risk factor on page 12, revise "While we have taken steps to increase our customer base..." In the second risk factor on page 12, revise "Although some of these bathers have diminished in states where utility power generation has been separated from the transmission and distribution functions...." Also, in the third risk factor on page 14, revise "Although we intend to limit our exposure to damages through the negotiation of appropriate limitations on our contractual liabilities and obtaining liability and other insurance..."

Response:

        We have revised the risk factors as requested in the Revised Form 10-SB.

Item 2. Management's Discussion and Analysis or Operating Plan, page 16

12.
Please discuss in further detail those key variable and other qualitative and quantitative factors, which are necessary to an understanding and evaluation of your business. If material, discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity, net sales or revenues or income from continuing operations.

Response:

        We have significantly expanded the "Overview" section of MD&A in the Revised Form 10-SB.

Results of Operations, page 20

First Six Months 2006 Compared with First Six Months 2005, page 20

Cost of Sales, page 21

13.
You disclose that the increase in cost of sales was in line with the increase in revenue. However, based on the ratio of fuel and maintenance costs to net sales, it appears that your current year margin is negatively impacted by the increasing fuel and maintenance costs during the first six months of fiscal 2006 when compared with the same period in 2005. Please discuss this increase and disclose if you expect the increases in fuel and maintenance costs to continue this trend in future periods. Please also revise your discussion of cost of sales on page 22 to address the issue of rising fuel and maintenance costs, which accounted for 72.8% of net sales in 2005 compared to only 65.7% in 2004. Refer to Item 303 (b)(1)(i) of Regulation S-B.

Response:

        In the Revised Form 10-SB, we have substituted a discussion of the nine-month period ended September 30, 2006 for the prior six-month discussion. We have addressed all of these issues in our discussion of cost of sales in that period.

Operating Expenses, page 21

14.
Your current disclosure is too general and does not provide investors an analysis of changes in your operating expenses. According to your statement of operations, operating expenses increased $211,401, or 42.8% during fiscal 2005 when compared to fiscal 2004. Please revise your disclosure to discuss the principal business reasons for the change over the prior year and if you expect that trend to continue in future periods. In circumstances where there is more than one business reason for the change in a line item between periods you should quantify and disclose the incremental impact of each individual business reason discussed. Please also revise your discussion of operating expenses on page 22 to address this issue for changes in expense line items during 2005. Refer to Item 303 (b)(1)(vi) of Regulation S-B.

Response:

        In the revised MD&A section included in the Revised Form 10-SB, we have addressed these issues in the discussion of operating expenses in the 2005/2004 comparison.

Controls and Procedures, page 24

15.
Your current disclosure provides the conclusion reached, but does not disclose all of the required information. Please revise your disclosure to indicate if an evaluation was performed, the persons or group that performed the evaluation and what reporting period the evaluation related to. Refer to Item 307 of Regulation S-B.

Response:

        We have revised the paragraph to read as follows:

  As of September 30, 2006, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of controls and procedures and concluded that while our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic filings with the Securities and Exchange Commission, there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constitutes a significant deficiency in financial reporting. However, at this time management has decided that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties.

16.
Please discuss what, if anything, you are doing to remedy the deficiency you discuss in your financial reporting controls and procedures.

Response:

        Please see the preceding response.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

17.
Please disclose the beneficial owners of IDS Technologies Ltd.

Response:

        We have added the following disclosure as a footnote to the beneficial ownership table:

  The beneficial owner of IDS Technologies Ltd. is Dr. Elias Samaras.

Item 7. Certain Relationships and Related Transactions, page 32

18.
Please indicate whether the terms of these transactions are as fair as would have been obtained with unrelated parties.

Response:

        The terms of the transactions are as fair as would have been obtained with unrelated parties, and a statement to this effect has been added to the disclosure. It is noted that the equipment purchases by the company from Tecogen are at Tecogen's best dealer pricing.

19.
Please update the last paragraph on page 32.

Response:

        The paragraph has been revised to read as follows:

  In May of 2006, the company loaned $125,000 to its minority interest partner in ADGNY due on May 31, 2006. The principal earns interest at 12% per annum and as of September 30, 2006 there was a principal amount of $120,000 due. The note receivable is classified in the "Due from related party" account in the accompanying balance sheet.

Item 8. Description of Securities, page 33

20.
The total amount of convertible debentures you issued in April and June 2006 and the warrants you issued between December 2003 and December 2005, which you describe on page 34, does not appear consistent with your discussion on page 38. Please advise or revise.

Response:

        The discussion regarding "Recent Sales of Registered Securities" has been revised. One warrant issuance appears to have been inadvertently omitted from the section. The numbers now tie. The convertible debenture disclosure was correct but confusing, and it has been clarified in "Recent Sales."

Part II

Item 3. Changes in and Disagreements with Accountants, page 38

21.
You disclose that on May 31, 2006 you engaged the firm of Vitale, Caturano & Company, Ltd. as your principal independent registered public accountant. However, the audit report on page 43, dated October 30, 2006, has been issued by the firm of Carlin, Charron & Rosen, LLP, and you did not disclose the date of their dismissal or resignation. Please revise your disclosure accordingly and explain to us why you would engage another firm while the other firm is conducting an audit of your financial statements for the most recent fiscal year. Refer to Item 304(a)(1)(i) and (iii) of Regulation S-B. Explain to us and revise your disclosure to clarify if the firm of Vitale, Caturano & Company, Ltd. has ever performed an audit of your financial statements or has performed any other work for you.

Response:

        Carlin, Charron & Rosen was dismissed on May 31, 2006, and we hired Vitale Catarano on the same day. Carlin, Charron and Rosen's report on our 2005 financial statements was dated February 15, 2006. In connection with this filing, we updated the 2005 financial statements to be in accordance with PCAOB and Securities and Exchange Commission rules and regulations. CCR audited the changes to the 2005 financial statements and brought down the date of their opinion to October 30, 2006.

        Item 3 has been amended to make the foregoing clear and now reads as follows:

  On May 31, 2006, we engaged Vitale, Caturano & Company, Ltd. ("Vitale, Caturano") as our principal independent registered public accountants. We have also engaged Vitale, Caturano & Company, Ltd. for 2006 tax compliance services and had previously consulted with Vitale, Caturano concerning the tax treatment of certain transactions, specifically the spin out transaction of Tecogen. We have not consulted Vitale, Caturano with regard to the application of accounting principles to any transaction, the type of audit opinion that might be rendered on our financial statements or any disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-B) during the fiscal years ended December 31, 2005 and December 25, 2004 or the subsequent interim period.

  Our previous principal independent registered public accountants were Carlin, Charron & Rosen, LLP, ("CCR"). CCR had previously audited our financials statements and issued an opinion on our 2005 financial statements on February 15, 2006. CCR were the auditor's of our financials statements for the years ended December 27, 2003, December 25, 2004 and December 31, 2005.

  As approved by our Board of Directors, we dismissed CCR on May 31, 2006. CCR's reports on our financial statements for the fiscal years ended December 31, 2005 and December 25, 2004 did not contain either an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. In connection with this filing, we updated the 2005 financial statements to be in accordance with PCAOB and Security and Exchange Commission rules and regulations. CCR audited the changes to 2005 financial statements and brought down the date of their opinion to October 30, 2006.

  At no time during the fiscal years ended December 31, 2005 and December 25, 2004 or the subsequent interim period through September 30, 2006 were there any disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-B) between us, and CCR on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Item 4. Recent Sales of Unregistered Securities, page 39

22.
We note you refer to convertible preferred stock in the second paragraph on page 40. It does not appear you have previously referred to this stock. Please advise or revise.

Response:

        The reference to preferred stock was incorrect, and the reference should have been to the convertible debentures previously described. The error has been corrected.

Consolidated Financial Statements—December 31, 2005, page 42

General

23.
We note your interim financial statements as of June 30, 2006. Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

Response:

        The Revised Form 10-SB has been updated to include September 30, 2006 financial statements.

Consolidated Statements of Operations, page 45

24.
Please present your earnings per share data on the face of the statement as required by paragraph 6 of SFAS 128.

Response:

        Please see Revised Form 10-SB with financial information as of September 30, 2006.

Consolidated Statements of Stockholders' Equity, page 46

25.
Please disclose in Note 6 the details relating to the retirement of 1,999,000 shares of common stock during 2005.

Response:

        We have added the following clarifying paragraph:

  On February 1, 2005, the company entered into an agreement with Craig Drill Capital, L.P. ("CDC"), a New York based fund-management company, to purchase from CDC shares of the capital stock of the company and pay down certain outstanding promissory notes of the company held by CDC. Under the terms of the agreement the company, in 2005, purchased in two transactions the following: a) 1,998,750 shares of the company's common stock, at cost, without any appreciation rights for the amount of $147,225; b) retired a Promissory Note in the principal amount of $292,500 without any accrued interest paid; and c) retired a Convertible Promissory Note in the principal amount of $30,000 without any accrued interest paid.

Notes to Consolidated Financial Statements, page 48

Note 2. Summary of Significant Accounting Policies, page 48

Change in Reporting Entity, page 49

26.
You disclose on page 3 and in this footnote a reorganization whereby on December 31, 2005 an operating subsidiary as merged into its parent, American Distributed Generation, Inc. ("ADGI"), and the shares of common stock of Tecogen, Inc., another wholly-owned subsidiary of ADGI, were split and distributed in the form of a stock dividend to the shareholders of ADGI. Please expand your disclosure to explain the reorganization transactions with the operations of the two subsidiaries, the nature of the assets of each, and the transaction that distributed all of the outstanding shares of its common stock. Disclose separately how you accounted for these two transactions and the related transfer of assets and liabilities of each subsidiary. Please also provide to us supplementally a detailed summary of the timeline of these transactions, particularly which events occurred subsequent to December 31, 2005, the assets transferred, and how you recorded these transactions and the basis in GAAP for your accounting treatment. Explain to us the basis and method you used to determine the value of the shares of Tecogen, Inc. and the date these shares were distributed to shareholders in the form of a stock dividend. Please disclose the reason for the change and the other disclosures required by paragraph 35 of APB 20.

Response:

        We have revised the disclosure to read as follows:

  Starting in May of 2003, American Distributed Generation, Inc. operated as holding company with two subsidiaries, American DG Energy, Inc. and Tecogen Inc. Tecogen is a manufacturer of combined heat and power systems and cooling equipment. American DG Energy Inc. distributes and operates on-site cogeneration systems that produce both electricity and heat, and its business is to own the equipment that it installs at customers' facilities and to sell the energy produced by these systems to the customers on a long-term contractual basis. The cogeneration systems produce electricity from an internal combustion engine driving a generator, while the heat from the engine and exhaust is recovered and typically used to produce heat and hot water for on-site processes. American DG Energy Inc. also distributes and operates water chiller systems that operate in a similar manner. Tecogen is a products-engineering company. American DG Energy Inc. is an on-site utility business that offers customers long-term contracts for electricity and other services. By contrast to Tecogen, American DG Energy Inc. is fundamentally a service company.

  Based upon the differing directions Tecogen and American DG Energy Inc. were moving in, American Distributed Generation, Inc., the holding company for both, decided to separate the two subsidiaries into two completely independent companies, each with their own board of directors and shareholders. Accordingly, on December 31, 2005, American Distributed Generation, Inc.'s board of directors approved a 2.220102-for-1 stock split of the outstanding shares of common stock of Tecogen. American Distributed Generation, Inc. then distributed the post-split shares of Tecogen common stock to its stockholders through a taxable dividend equal to one share of the post-split shares of Tecogen common stock for each share of common stock held by stockholders of record of American Distributed Generation, Inc. at December 31, 2005. American DG Energy Inc. then merged into its parent, American Distributed Generation, Inc., and the surviving company changed its name to American DG Energy Inc. The surviving corporation elected to characterize the Tecogen spin-off transaction as resulting in a change in the reporting entity and restated its historical financial statements in the manner specified by paragraph 34 of APB Opinion 20.

  The company and Tecogen are in dissimilar businesses, have been managed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off.

  The accompanying consolidated financial statements present the company's financial position after the spin out of Tecogen. Accordingly, the 2004 financial statements have been prepared on a pro-forma basis, excluding the account balances and results of operations of Tecogen. As of December 31, 2005, Tecogen had approximately $4 million in assets (unaudited), consisting of accounts receivable, inventory and fixed assets. For the year ended December 31, 2005, Tecogen had approximately $13 million in revenue (unaudited). During the years ended December 31, 2005 and December 25, 2004, Tecogen reported a net loss (unaudited) of $828,156 and $1,081,533 respectively. These amounts are not included in the accompanying consolidated statements of operations.

  As previously mentioned, the company merged into American Distributed Generation, Inc., and the surviving corporation changed its name to American DG Energy, Inc. Prior to the merger, American Distributed Generation, Inc. was a holding company and had no material assets or operations. This merger was accounted as an exchange of shares between entities under common control in accordance with EITF Issue No. 90-5, "Exchanges of Ownership Interests between Entities under Common Control," and paragraphs D11-D13 of Statement 141 which carries forward without reconsideration the guidance in the EITF interpretation. Financial statements and financial information presented for prior years have been restated to furnish comparative information.

Property and Equipment and Depreciation and Amortization, page 49

27.
Please disclose the useful lives of your fixed assets.

Response:

        The useful life of fixed assets is 10 years. We have also included the following disclosure in the applicable footnote:

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line at rates sufficient to write off the cost of the applicable assets over their estimated useful lives of 10 years. Repairs and maintenance are expensed as incurred.

28.
Please revise your disclosure to disclose the instances and circumstances when you use accelerated depreciation.

Response:

        We currently do not use accelerated depreciation. We have revised the disclosure in the applicable footnote to read as follows:

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line at rates sufficient to write off the cost of the applicable assets over their estimated useful lives of 10 years. Repairs and maintenance are expensed as incurred.

29.
Please disclose your policy with respect to major improvements and maintenance. Advise us how you distinguish between maintenance costs that are expensed and those that are capitalized, if any.

Response:

        We have added the following disclosure in the applicable footnote:

  Maintenance costs are expensed not capitalized.

Revenue Recognition, page 50

30.
Disclose your compliance with EITF 00-21. It is not clear from your disclosures whether the service contracts are bundled with the energy sales contracts. We also note your disclosure that you sell tangible products as well.

Response:

        We do not have any service contacts. We hire third-party companies to perform maintenance on our equipment from both a maintenance agreement and time and materials basis.

        We have revised the applicable footnote as follows:

  Revenue from energy service contracts is recognized when energy savings are realized by the co-generation site. The company bills monthly based on a percentage of energy savings realized as determined by a contractually defined formula.

Note 9. Related Party Transactions, page 54

31.
You disclose that on July 1, 2006, you issued of 876,000 shares of common stock to individuals who were either employees or associated with Tecogen at a price of $0.001 per share. Explain to us how you determined the fair value of the shares issued and how you accounted for the shares. Tell us why these shares were issued to these individuals and what services did they provide you.

Response:

        We have added the following paragraph in the applicable footnote:

  In order to recognize the contribution of past services provided by Tecogen employees and consultants associated with the creation of the company, we issued 876,800 shares of common stock to twelve people who were either employees or associated with Tecogen at a price of $0.001 per share. The fair value of the shares was $0.70 and was at the same price as the December 2005 private placement of common stock offered to accredited investors at $0.70 per share. As of September 30, 2006, the company recorded a non-cash compensation expense of $612,883 related to that transaction.

Condensed Consolidated Balance Sheets, page 57 Short-term Investments, page 57

32.
Disclose the nature and type of the investments totaling $3.7 million held as of June 30, 2006. Tell us your accounting policy and how you determined the fair value of these investments.

Response:

        As of September 30, 2006, the company had cash and cash equivalents of $3.8 million. The majority of the cash is held in treasury notes with an expiration date of 90 days or less. Please see our condensed consolidated balance sheets in the Revised Form 10-SB.

* * * * * *

        We acknowledge the following:

  •
  We are responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,
AMERICAN DG ENERGY INC.
/s/ Anthony S. Loumidis
By:	Anthony S. Loumidis Chief Financial Officer
cc:	Michael Moran, Accounting Branch Chief Millwood Hobbs, Staff Accountant Anita Karu, Attorney-Advisor